July 23, 2012

VIA EDGAR & FACSIMILE
Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    National Health Investors, Inc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
File No. 1-10822

Dear Mr. Woody:

On behalf of National Health Investors, Inc. (the “Company”), this is written in response to your letter dated July 9, 2012 regarding the Company's filing referenced above. Our responses are keyed to the comments in your letter.

SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	Please advise us whether management views net operating income and/or same property net operating income as key performance indicators. We may have further comment.

Company Response

Management does not calculate or view net operating income and/or same property net operating income as key performance indicators. We manage our entire portfolio of real estate assets as a whole with an intent to hold assets on a long-term basis, to selectively add to the portfolio through asset acquisitions, and to selectively divest those assets which are deemed to no longer have long-term relevance to the Company's portfolio. In managing our business, we do not think it important to have performance metrics which measure the impact on the Company of new properties versus same properties. Additionally, we do not think it important to have performance metrics which direct our investments toward one property type or the other. We make investment decisions and allocate the Company's resources based on the unique characteristics of the facility portfolios that we assess. As stated in Item 1. Business: "our mission is to invest in health care real estate which generates current income that will be distributed to stockholders." Our view is that consolidated Funds From Operations (FFO) Per Share and Dividends Per Share are the most important performance metrics for our Company and have disclosed these amounts in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A). In addition, a substantial portion of our executive management compensation is dependent on these two performance metrics as described in our annual proxy statement in Compensation Discussion and Analysis (CD&A).

SEC Comment

2.	We note you indicate you have triple net leases. In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

Company Response

We will expand our disclosure in Item 1. Business; Nature of Investments - Leases as follows:

"We monitor our triple-net lessee tenant credit quality and identify any material changes in credit quality by performing the following activities:

•	Obtaining financial statements on a monthly, quarterly and/or annual basis to assess the operational trends of our tenants and the financial position and capability of those tenants

•	Calculating the operating cash flow for each of our tenants

•	Calculating the lease service coverage ratio and other ratios pertinent to our tenants

•	Obtaining property-level occupancy rates for our tenants

•	Verifying the payment of taxes by our tenants

•	Obtaining certificates of insurance for each tenant

•	Obtaining financial statements of our lessee guarantors on an annual basis

•	Conducting a periodic inspection of our properties to ascertain proper maintenance, repair and upkeep

•	Monitoring those tenants with indications of continuing and material deteriorating credit quality through discussions with our executive management and Board of Directors"

SEC Comment

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

3.	In future Exchange Act periodic reports, please compare new rents on renewed leases to prior rents.

Company Response

We have disclosed in Item 2. Properties Owned or Associated With Mortgage Loan Investments, for example, that we have 2 leases expiring in 2012, 1 lease expiring in 2013 and 1 lease expiring in 2014. As requested, we will expand our disclosure of our leasing activities in Item 7. MD&A to compare new rents on renewed leases to prior rents.

SEC Comment

4.
In future Exchange Act periodic reports, please disclose historical same property occupancy trends. Please also accompany this disclosure with same property average rent trends, as adjusted to reflect the impact of tenant expense reimbursements and tenant concessions, such as free rent.

Company Response

We believe the performance metrics in the comment above are not pertinent to our business model. As disclosed in Item 7. MD&A, at December 31, 2011, we had 97 properties (mostly long-term care and senior housing) under master lease to only 18 lessees. Because all of our properties are single-tenant properties, they are and have been 100% occupied by our lessees. We do not measure the occupancy of our properties like a real estate company whose business, for example, is to lease individual spaces in a medical office building.

SEC Comment

5.
In future Exchange Act periodic reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions. Please provide this information on a per unit, bed or square foot basis.

Company Response

We will expand our disclosure of our leasing activities with this information along with our response to Comment #3 above. Additionally, we note that our new leases are a direct result of acquisitions which we describe in Note 2 to the consolidated financial statements.

SEC Comment

Funds from Operations, page 37

6.	In future Exchange Act periodic filings, please clarify whether you are providing the NAREIT definition of funds from operations.

Company Response

In future filings, we will clarify in the first paragraph of our discussion of funds from operations (FFO) that we follow the definition of FFO as follows: "FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property and impairment write-downs of depreciable real estate, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any."

SEC Comment

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 47

Note 4. Mortgage Notes Receivable, page 55

7.
Given your loan and realty recoveries, please tell us and disclose in future periodic filings the allowance amount related to your mortgage notes receivables or tell us why such disclosures are not considered necessary. Refer to ASC 310-10-50-4.

Company Response

We have a zero balance in our allowance for doubtful accounts at December 31, 2010 and 2011, and we considered it disclosed by virtue of providing the detailed balances of our mortgage notes receivable in the Note 4 table. For clarity, we will expand our disclosure to show a balance (currently zero) in the Note 4 table. Loan and loss recoveries in 2009 through 2011 resulted from balances several years old that had been written off.

SEC Comment

Note 5. Investment In Preferred Stock, at Cost, page 56

8.
Please tell us how you determined that your investment in the preferred stock of LTC Properties, Inc. should be accounted for using the cost method. In your response, please address the disclosure within your liquidity section highlighting such investment and its convertibility into common stock having a current market value of $61,720,000 at December 31, 2011.

Company Response

We disclose that the 2 million shares of preferred stock of LTC Properties, Inc. which we hold is non-voting, is not listed on a stock exchange, is not classified as a marketable security, has a stated cumulative coupon rate, is convertible into 2 million shares of common stock of LTC Properties, Inc., and is recorded at cost in our consolidated balance sheet.

Upon acquisition in September 1998, we determined that our investment in these preferred shares should be recorded as a cost-method investment because it was not within the scope of ASC 320-10-15-5 as an investment in equity securities that have a readily determinable fair value (defined at ASC 320-10-20). Additionally, under ASC 320-10-20, the preferred stock is not considered to be debt, since redemption is neither mandatory to the issuing entity nor available at the option of the investor. We have not attempted to determine and have not disclosed the fair value of these preferred shares as outlined in ASC 325-20-50 as there have been no identified events or changes in circumstances that may have a significant adverse effect on the fair value of our investment, and we have determined, in accordance with paragraphs ASC 825-10-50-16 through 50-19, that it is not practicable to estimate the fair value of our investment in the preferred shares without incurring excessive costs. In accordance with paragraph 50-16, we have disclosed the information pertinent about our investment described above for estimating (by a reader) the fair value of our investment. We plan to disclose in future filings the reasons why it is not practicable to incur additional costs to estimate fair value at a level of precision unlikely to materially augment such information already provided in our disclosure. We have disclosed in the notes to the consolidated financial statements and in Item 7. MD&A information pertinent within the guidance of paragraph 50-16 to include the value of the common shares of LTC Properties, Inc. to which the preferred shares are convertible. The liquidity section of MD&A contains information about our assets which could readily be converted into cash to meet our capital needs, if necessary.

SEC Comment

Signatures

9.
We note you have not revised your disclosure in response to comment 2 of our letter dated September 15, 2010. We therefore reissue our prior comment. Please confirm that you will identify your principal financial officer in future Exchange Act periodic reports. To the extent that Roger Hopkins also serves as your principal financial officer, please identify him as serving in this role. Please refer to General Instruction D(2)(a) of Form 10-K.

Company Response

We determined there has been an inconsistent use of titles on the signature pages in our periodic reports. In future filings, we will identify Roger Hopkins as our Principal

Financial Officer and Principal Accounting Officer in accordance with General Instruction D(2)(a) of Form 10-K.

SEC Comment

Exhibit 13
Schedule III - Real Estate and Accumulated Depreciation, page 6

10.	Please tell us and include disclosure in future periodic reports the aggregate cost for Federal income tax purposes. Refer to endnote 6 of Rule 12-28 of Regulation S-X.

Company Response

The aggregate cost of our real estate for federal income tax purposes at December 31, 2011 was $594,170,000. In future filings, we will disclose such information in Schedule III in accordance with Rule 12-28 of Regulation S-X.

SEC Comment

Form 10-Q for period ended March 31, 2012

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 8

Note 2. Real Estate, page 9

Planned or Completed Dispositions of Certain Real Estate, page 54

11.
We note you sold one of six skilled nursing facilities leased to Fundamental in January 2011. Regarding the five remaining properties, please tell us how such properties continued to meet the criteria for classification as held for sale at March 31, 2012. Refer to ASC 360-10-45-9. In your response, please address your commitment to finance a portion of the purchase price, not to exceed $8 million, in determining what, if any, continuing involvement you may have; refer to ASC 360-20-40-26.

Company Response

We have previously disclosed that in December 2009, we committed to a plan to sell six skilled nursing facilities to our current lessee, Fundamental, a large privately-held entity, and our plan immediately satisfied conditions in ASC 360-10-45-9 for classification of the assets as held for sale. We estimated at that time that such classification would fall within the exception permitted by paragraph ASC 360-10-45-11 in that events or circumstances beyond our control may extend the period required to complete the sale of these assets beyond one year. Following this guidance, at the date we committed to a plan to sell these assets, we reasonably expected that HUD, through its administrative and regulatory oversight (not the buyer), would impose conditions on the transfer of the assets that would extend the period required to complete the sale and that (1) actions necessary to respond to those conditions could not be initiated until after a firm purchase commitment, and (2) a firm purchase commitment was probable within one year. A firm purchase commitment was entered into and the first of the six facilities was purchased by Fundamental with cash in January 2011. We monitor Fundamental's progress in resolving conditions necessary to purchase the remaining assets. At March 31, 2012, this process was continuing at a deliberate speed and our expectations regarding the completion of the sale within the period contemplated by the firm purchase commitment remained unchanged. At March 31, 2012, our classification of these assets as held for sale continued to be appropriate under ASC 360-10-45-11.

As part of the selling price for the remaining five facilities, we have committed to finance a portion up to $8 million with full recourse to the borrower. Our participation will be restricted to that of a note holder, subordinate to the first lender, and we plan to be eligible for full accrual accounting treatment of the transaction since the terms of the sales contract do not subject us to continued involvement with the property and transfer all the risks and rewards of ownership of the properties to the buyer within the guidance of ASC 360-20-40-37 through 40-63.

SEC Comment

Item 6. Exhibits, page 31

Exhibits 31.1 and 31.2

12.
In future periodic filings, please identify the registrant name as specified in its charter in paragraph 1. Further, please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Company Response

In future filings, we will identify the registrant, National Health Investors, Inc., in certifications accompanying our periodic filings, and will provide those certifications in exact form as set forth in Item 601(b)(31) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National Health Investors, Inc. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 890-9100 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Roger R. Hopkins

Roger R. Hopkins, CPA
Chief Accounting Officer
(Principal Financial Officer and
Principal Accounting Officer)